Exhibit (a)(7)

                                                                    NEWS RELEASE


                                                           FOR IMMEDIATE RELEASE

                                               For further information, contact:
                                   R. Fredric Zullinger, Chief Financial Officer
                                                        Telephone (717) 730-6306



                         CONSUMERS FINANCIAL CORPORATION
                     COMMENCES $4.40 PER SHARE TENDER OFFER
                 TO ACQUIRE ITS 8 1/2% PREFERRED STOCK, SERIES A



     CAMP HILL, PA (JULY 19, 2002) -- Consumers Financial Corporation (the "Company") announced today that it has commenced a tender offer to purchase all of the outstanding shares of its 8 1/2% Preferred Stock, Series A at a price of $4.40 per share, net in cash to the seller, plus accrued dividends on such shares. The offer document was mailed to all shareholders today. The tender offer will expire at 12:00 midnight, Eastern Daylight Time, on August 16, 2002, unless it is extended by the Company. There are 452,614 shares of preferred stock outstanding.

     The Company has been completing a plan of liquidation approved by its common and preferred shareholders in 1998, but recently signed an option agreement with CFC Partners, Ltd., a New York-based investor group, which permits the investor group to acquire a 51% interest in the Company's common stock through the issuance of new shares. The Company's Board of Directors determined that a transaction of this type would be preferable to liquidating the Company because


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it  has  the  potential to produce future value for the common shareholders, who are projected to receive nothing in the liquidation. The Board also concluded that, in proceeding with this approach, the Company's preferred shareholders should have the option, prior to the change in control, of tendering their shares in exchange for cash or continuing to hold the shares. The Company believes the $4.40 tender offer price is approximately the same as the amount which would be distributed to the preferred shareholders if the Company was liquidated. On June 19, 2002, the Company completed the sale of its life insurance company subsidiary, which provided it with the liquid funds to proceed with the tender offer.

     StockTrans, Inc., located in Ardmore, Pennsylvania, is serving as the depositary and the information agent for the tender offer. Preferred shareholders can call StockTrans at (610) 649-7300 if they have questions about the tender offer process.

     The Company's preferred shareholders should read the tender offer statement on Schedule TO, as filed with the Securities and Exchange Commission, when it becomes available, because it contains information about the tender offer. Shareholders can obtain the tender offer statement on Schedule TO and other filed documents at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.


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